UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports in July 2021 a Passenger Traffic Decrease of 2.1% Compared to 2019 (Increase of 159.6% Compared to 2020)

GUADALAJARA, Mexico, Aug. 04, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of July 2021, which includes comparisons with the 2019 and 2020 figures to facilitate the reading and understanding of the passenger traffic trend.

For July 2021, the total number of terminal passengers at GAP’s 12 Mexican airports decreased by 1.6%, compared to the same period of 2019. Puerto Vallarta, Los Cabos and Tijuana presented an increase in passenger traffic of 14.4%, 11.1% and 10.7%, respectively, while the Guanajuato, Guadalajara and Hermosillo airports presented a decrease of only 13.3%, 14.4% and 14.8%, respectively, which demonstrates a positive trend in our Mexican airports.

In relation to international travel restrictions, the United States requests that travelers must present a negative COVID-19 test for entry into that country; while Canada announced that with a tentative date of September 7, international flights will be reopened for people who are fully vaccinated and who meet certain conditions stated by the Government of that Country.

Passenger traffic 2021 compared to 2019 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Jul-19	Jul-21	% Change	Jan-Jul 19	Jan-Jul 21	% Change
Guadalajara	944.8	780.3	(17.4%)	6,039.1	4,531.7	(25.0%)
Tijuana*	537.5	619.1	15.2%	3,432.4	3,803.1	10.8%
Los Cabos	217.3	195.2	(10.1%)	1,102.8	1,082.6	(1.8%)
Puerto Vallarta	204.2	216.3	5.9%	1,035.5	969.8	(6.3%)
Montego Bay	1.1	0.0	(100.0%)	5.3	0.0	(100.0%)
Guanajuato	184.3	143.3	(22.2%)	1,178.5	824.2	(30.1%)
Hermosillo	165.3	134.8	(18.5%)	1,025.3	753.3	(26.5%)
Mexicali	110.4	108.8	(1.4%)	679.8	572.0	(15.9%)
Morelia	41.9	51.1	21.9%	267.8	306.8	14.5%
La Paz	106.0	85.8	(19.0%)	572.3	483.5	(15.5%)
Aguascalientes	55.9	59.5	6.4%	361.2	301.9	(16.4%)
Kingston	0.0	0.1	N/A	0.0	0.8	N/A
Los Mochis	35.5	31.6	(11.1%)	222.6	194.2	(12.8%)
Manzanillo	7.7	9.0	18.0%	56.9	49.3	(13.4%)
Total	2,611.7	2,434.9	(6.8%)	15,979.4	13,873.2	(13.2%)

International Terminal Passengers – 14 airports (in thousands):

Airport	Jul-19	Jul-21	% Change	Jan-Jul 19	Jan-Jul 21	% Change
Guadalajara	449.0	413.1	(8.0%)	2,525.7	1,957.4	(22.5%)
Tijuana*	293.2	300.2	2.4%	1,687.3	1,462.8	(13.3%)
Los Cabos	316.2	397.2	25.6%	2,335.4	1,915.0	(18.0%)
Puerto Vallarta	195.3	240.8	23.3%	2,165.9	1,169.1	(46.0%)
Montego Bay	442.0	314.3	(28.9%)	2,958.5	1,275.8	(56.9%)
Guanajuato	74.2	80.6	8.7%	419.3	329.4	(21.4%)
Hermosillo	6.4	11.5	80.5%	40.9	57.3	40.2%
Mexicali	0.6	0.6	6.6%	3.9	2.4	(37.9%)
Morelia	41.0	43.0	4.8%	248.1	219.8	(11.4%)
La Paz	1.0	2.5	145.2%	7.6	10.8	40.7%
Aguascalientes	24.5	24.1	(1.6%)	123.8	112.7	(9.0%)
Kingston	0.0	96.0	N/A	0.0	394.8	N/A
Los Mochis	0.7	1.1	56.3%	4.2	5.1	20.8%
Manzanillo	3.7	4.2	13.2%	56.0	25.7	(54.2%)
Total	1,847.7	1,929.3	4.4%	12,576.8	8,938.0	(28.9%)

Total Terminal Passengers – 14 airports (in thousands):

Airport	Jul-19	Jul-21	% Change	Jan-Jul 19	Jan-Jul 21	% Change
Guadalajara	1,393.8	1,193.4	(14.4%)	8,564.9	6,489.1	(24.2%)
Tijuana*	830.6	919.3	10.7%	5,119.7	5,265.9	2.9%
Los Cabos	533.4	592.4	11.1%	3,438.2	2,997.6	(12.8%)
Puerto Vallarta	399.5	457.1	14.4%	3,201.4	2,138.9	(33.2%)
Montego Bay	443.1	314.3	(29.1%)	2,963.8	1,275.8	(57.0%)
Guanajuato	258.4	223.9	(13.3%)	1,597.8	1,153.7	(27.8%)
Hermosillo	171.7	146.3	(14.8%)	1,066.1	810.6	(24.0%)
Mexicali	111.0	109.4	(1.4%)	683.7	574.4	(16.0%)
Morelia	82.9	94.1	13.5%	515.9	526.6	2.1%
La Paz	107.0	88.3	(17.5%)	580.0	494.2	(14.8%)
Aguascalientes	80.4	83.6	4.0%	485.0	414.6	(14.5%)
Kingston	0.0	96.1	N/A	0.0	395.6	N/A
Los Mochis	36.2	32.7	(9.7%)	226.9	199.3	(12.2%)
Manzanillo	11.4	13.2	16.4%	112.9	75.0	(33.6%)
Total	4,459.4	4,364.2	(2.1%)	28,556.2	22,811.2	(20.1%)

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Jul-19	Jul-21	% Change	Jan-Jul 19	Jan-Jul 21	% Change
Tijuana	288.9	296.6	2.7%	1,659.9	1,449.3	(12.7%)

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January to July 2019.

Passenger traffic 2021 compared to 2020 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Jul-20	Jul-21	% Change	Jan-Jul 20	Jan-Jul 21	% Change
Guadalajara	350.1	780.3	122.9%	3,080.4	4,531.7	47.1%
Tijuana*	372.5	619.1	66.2%	2,252.8	3,803.1	68.8%
Los Cabos	83.6	195.2	133.4%	562.4	1,082.6	92.5%
Puerto Vallarta	63.7	216.3	239.4%	465.5	969.8	108.3%
Montego Bay	0.0	0.0	N/A	1.0	0.0	(100.0%)
Guanajuato	67.2	143.3	113.3%	547.7	824.2	50.5%
Hermosillo	50.2	134.8	168.7%	504.8	753.3	49.2%
Mexicali	42.5	108.8	156.2%	366.4	572.0	56.1%
Morelia	35.5	51.1	43.9%	207.4	306.8	47.9%
La Paz	37.6	85.8	128.0%	284.7	483.5	69.8%
Aguascalientes	27.0	59.5	120.5%	184.6	301.9	63.5%
Kingston	0.0	0.1	1220.0%	1.3	0.8	(41.0%)
Los Mochis	7.4	31.6	328.0%	104.8	194.2	85.3%
Manzanillo	2.6	9.0	252.2%	27.7	49.3	78.1%
Total	1,139.9	2,434.9	113.6%	8,591.4	13,873.2	61.5%

International Terminal Passengers – 14 airports (in thousands):

Airport	Jul-20	Jul-21	% Change	Jan-Jul 20	Jan-Jul 21	% Change
Guadalajara	167.1	413.1	147.3%	1,284.8	1,957.4	52.4%
Tijuana*	117.2	300.2	156.1%	942.2	1,462.8	55.3%
Los Cabos	84.2	397.2	371.8%	1,059.4	1,915.0	80.8%
Puerto Vallarta	35.4	240.8	579.8%	1,146.8	1,169.1	1.9%
Montego Bay	58.8	314.3	434.8%	1,208.4	1,275.8	5.6%
Guanajuato	18.5	80.6	336.2%	183.6	329.4	79.4%
Hermosillo	3.0	11.5	277.6%	23.7	57.3	141.8%
Mexicali	0.1	0.6	702.6%	1.4	2.4	76.6%
Morelia	13.0	43.0	231.6%	121.9	219.8	80.4%
La Paz	0.4	2.5	507.9%	4.2	10.8	157.5%
Aguascalientes	4.4	24.1	442.2%	59.7	112.7	88.6%
Kingston	38.1	96.0	152.2%	413.2	394.8	(4.5%)
Los Mochis	0.1	1.1	1157.1%	1.4	5.1	260.0%
Manzanillo	1.0	4.2	301.7%	30.6	25.7	(16.1%)
Total	541.3	1,929.3	256.4%	6,481.2	8,938.0	37.9%

Total Terminal Passengers – 14 airports (in thousands):

Airport	Jul-20	Jul-21	% Change	Jan-Jul 20	Jan-Jul 21	% Change
Guadalajara	517.2	1,193.4	130.8%	4,365.2	6,489.1	48.7%
Tijuana*	489.7	919.3	87.7%	3,195.0	5,265.9	64.8%
Los Cabos	167.8	592.4	253.0%	1,621.8	2,997.6	84.8%
Puerto Vallarta	99.2	457.1	361.0%	1,612.3	2,138.9	32.7%
Montego Bay	58.8	314.3	434.8%	1,209.3	1,275.8	5.5%
Guanajuato	85.7	223.9	161.4%	731.3	1,153.7	57.8%
Hermosillo	53.2	146.3	174.9%	528.5	810.6	53.4%
Mexicali	42.5	109.4	157.2%	367.7	574.4	56.2%
Morelia	48.5	94.1	94.1%	329.3	526.6	59.9%
La Paz	38.0	88.3	132.1%	288.8	494.2	71.1%
Aguascalientes	31.5	83.6	165.9%	244.4	414.6	69.7%
Kingston	38.1	96.1	152.3%	414.5	395.6	(4.6%)
Los Mochis	7.5	32.7	338.1%	106.2	199.3	87.7%
Manzanillo	3.6	13.2	266.5%	58.2	75.0	28.7%
Total	1,681.2	4,364.2	159.6%	15,072.5	22,811.2	51.3%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):

Airport	Jul-19	Jul-21	% Change	Jan-Jul 19	Jan-Jul 21	% Change
Tijuana	116.6	296.6	154.4%	934.3	1,449.3	55.1%

Highlights for the period:

  Seats and load factors: The number of seats available during July 2021 increased by 50.1% compared to July 2020; while load factors went from 48.2% in July 2020 to 85.7% in July 2021.

  New routes:
  Puerto Vallarta - Dallas Fort Worth: Spirit
  Puerto Vallarta - Houston: Spirit
  Puerto Vallarta - Los Ángeles: Spirit
  Puerto Vallarta - Puebla: VivaAerobus

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: August 4, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer